Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report, dated February 15, 2017, except as to note 31 which is as of February 14, 2018, with respect to the consolidated financial statements, comprising the consolidated balance sheet as at December 31, 2016, and the consolidated statements of earnings, retained earnings and cash flows for the year then ended, included in this annual report on Form 40-F and incorporated by reference in the Fortis Registration Statements on Form S-8 (File No. 333-215777), Form F-3 (File No. 333-218032) and Form F-10 (File No. 333-214787).

/s/ Ernst & Young LLP
Chartered Professional Accountants

St. John’s, Canada
February 14, 2018